Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: June 14, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 1, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on
Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of participants may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING ADVERTISEMENT WAS RUN BY FIRST UNION AND WACHOVIA IN A NATIONAL PUBLICATION

To All Wachovia Shareholders:---------------------------------------------------

         In our view, the new Wachovia means greater shareholder value.
                     We believe our formula is compelling:

--------------------------------------------------------------------------------
Leading Financial Services Franchise
--------------------------------------------------------------------------------

+  Extremely diversified business                 Faster earnings growth
   mix in high growth segments

+  Wachovia's customer service                    Superior earnings accretion
   expertise

+  First Union's dramatic              =          Greater potential for
   turnaround                                     dividend growth

+  Well-advanced integration                      More free capital
   planning                                       generation

+  First Union's earnings momentum                Greater potential for P/E
                                                  expansion




We believe Wachovia and First Union's merger is the formula for very attractive returns for shareholders.

                 This is why we agreed to our merger of equals.

   And this is why we're asking for your support to make the new Wachovia an exciting reality.

                     What about SunTrust's hostile proposal?
   Wachovia has rejected SunTrust not once, but twice. Add to that all of the issues involved in a hostile takeover and here's how we believe the SunTrust equation looks.

--------------------------------------------------------------------------------
Regional Bank
--------------------------------------------------------------------------------

-  Incompatible growth strategies                 Slower growth

-  Substantial integration risks                  Earnings dilution

-  SunTrust's admitted growth         =           Unacceptable returns to
   problems                                       shareholders

-  Overvalued currency


                      We like where we're going together.
                     It's about superior shareholder value.

[FIRST UNION LOGO]                  The new Wachovia             [WACHOVIA LOGO]

   If you have any questions regarding the merger, you may call the following hotlines 24 hours a day. Representatives will be able to assist you between
   8 a.m. - 6 p.m. EDT. Please leave a message if you call after these hours.

Shareholder Hotline: 866-883-0789 / Employee Hotline: 866-405-5305 / MacKenzie Partners (proxy solicitor): 800-322-2885.

--------------------------------------------------------------------------------
In connection with the proposed merger of First Union and Wachovia, First Union filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus. Stockholders are urged to read the definitive joint proxy statement/prospectus with respect to the merger between First Union and Wachovia when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

Information about the participants in the proxy solicitation is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001, Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001 and the joint proxy statement/prospectus regarding the proposed merger. The information presented above may contain forward looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING ADVERTISEMENT WAS RUN BY WACHOVIA IN REGIONAL PUBLICATIONS AND WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE

================================================================================
WE ARE HERE.

To declare our enthusiasm and active support for the new Wachovia we are building together with our partners at First Union.

To assure you that in every phase of this process, we are singularly focused on blending the essential strengths of our two organizations to create a powerful, enduring, and uniquely relevant financial resource for our customers.

The fact that our new organization will be called Wachovia signifies a personal and solemn commitment to do everything in our power to preserve our unique way of serving our customers.

      [Signatures appear above each of the names]

Richard Armstrong                       R. Harrison Marks III
Augusta, GA                             Winston-Salem, NC

Marsha L. Askins                        Joy K. Marshall
Winston-Salem, NC                       Winston-Salem, NC

William C. Baggett                      Kenneth W. McAllister
Winston-Salem, NC                       Winston-Salem, NC

Lawrence G. Baxter                      Glenn D. McCoy
Winston-Salem, NC                       Atlanta, GA

Janet C. Boyst                          Robert S. McCoy, Jr.
Winston-Salem, NC                       Winston-Salem, NC

Robert G. Brookby                       James F. McCreary
Winston-Salem, NC                       Atlanta, GA

Terry L. Akins                          J. Walter McDowell
Atlanta, GA                             Winston-Salem, NC

David W. Brooks II                      D. Hector McEachern
Winston-Salem, NC                       Winston-Salem, NC

Marcia H. Calhoun                       Ray McKinney
Atlanta, GA                             Winston-Salem, NC

E. Greer Cawood                         John C. McLean, Jr.
Winston-Salem, NC                       Winston-Salem, NC

James C. Cherry                         Boris F. Melnikoff
Richmond, VA                            Atlanta, GA

Bonnie G. Carlson                       Mark W. Midkiff
Atlanta, GA                             Atlanta, GA

Amy R. Carver                           John M. Murray, Jr.
Winston-Salem, NC                       Winston-Salem, NC

Nancy H. Church                         Thomas M. Neely
Winston-Salem, NC                       Charlotte, NC

Ranjana Clark                           W. Robert Newell
Atlanta, GA                             Greensboro, NC

Jack O. Clayton                         Darrell Newton
Raleigh, NC                             Winston-Salem, NC

Lindy Cockman                           Joanna Nifong
Charlottesville, VA                     Winston-Salem, NC

Bridget H. Colbert                      David H. Parker
Atlanta, GA                             Greenville, SC

Charles T. Cole, Jr.                    Robert Osborne, Jr.
Columbia/Charleston, SC                 Augusta, GA

D. Russ Conley                          J.P. Peyton
Winston-Salem, NC                       Atlanta, GA

Robert C. Copeland                      Russell T. Playford
Winston-Salem, NC                       Atlanta, GA

Betty Cowell                            David L. Pope
Winston-Salem, NC                       Metro Washington Region, DC

Jean E. Davis                           Kenneth A. Rethmeier, PHd
Winston-Salem, NC                       Winston-Salem, NC

Martin B. Davis                         Steven H. Reynolds
Winston-Salem, NC                       Winston-Salem, NC

Albert J. DeForest III                  Frank D. Robb
Winston-Salem, NC                       Winston-Salem, NC

Anne J. Doss                            Leonard R. Robinett, Jr.
Winston-Salem, NC                       Winston-Salem, NC

Richard C. Dowd                         William F. Rogerson
Atlanta, GA                             Atlanta, GA

W. Jeffrey Dyckman.                     Will B. Spence
Norfolk, VA                             Charlotte, NC

Gerald A. Enos, Jr.                     Timothy L. Swanson
Winston-Salem, NC                       Winston-Salem, NC

Pete Fields                             Patricia C. Royal
Winston-Salem, NC                       Greensboro, NC

Jane A. Fulton                          Michael F. Ryan
Greensboro, NC                          Winston-Salem, NC

David L. Gaines                         Roger C. Shealy
Winston-Salem, NC                       Winston-Salem, NC

Paul George                             Patrick J. Shevlin
Winston-Salem, NC                       Winston-Salem, NC

Paul G. Grube                           Marsha Smunt
Charlotte, NC                           Winston-Salem, NC

Spencer D. Hamrick, Jr.                 Richard A. Snipes, Jr.
Richmond, VA                            Charlotte, NC

W. Lawrence Gilmer                      Michael L. Starr
Winston-Salem, NC                       Atlanta, GA

Maggie Gray                             Joseph J. Thomas
Winston-Salem, NC                       Atlanta, GA

A. Bryan Hanson                         Linda S. Sterner
Richmond, VA                            Winston-Salem, NC

Virginia A. Hepner                      David A. Stevens
Atlanta, GA                             Atlanta, GA

Chuck Hobbs                             Ellen S. Stover
Winston-Salem, NC                       Winston-Salem, NC

John B. Holloway, Jr.                   William N. Stoyko
Winston-Salem, NC                       Richmond, VA

Bill Holt                               D. Gary Thompson
Orlando, FL                             Atlanta, GA

David J. Isaac                          Isaiah Tidwell
Winston-Salem, NC                       Winston-Salem, NC

Peggy Joines                            Kay Triplett
Winston-Salem, NC                       Winston-Salem, NC

Stanhope A. Kelly                       Thomas W. Trotter
Winston-Salem, NC                       Winston-Salem, NC

Robert S. Kniejski                      Kathy Truluck
Winston-Salem, NC                       Columbia, SC

Walter S. Kuchinski                     Donald K. Truslow
Winston-Salem, NC                       Winston-Salem, NC

Janet Manzullo                          William M. Watson, Jr.
Winston-Salem, NC                       Winston-Salem, NC

William B. Langley                      Harry W. Weede, Jr.
Winston-Salem, NC                       West Palm Beach, FL

Jack V. Leonard                         Beverly B. Wells
Atlanta, GA                             Winston-Salem, NC

Rebekah M. Lowe                         Douglas L. Williams
West Palm Beach, FL                     Atlanta, GA

William C. Mann                         Richard N. Watts
Winston-Salem, NC                       Winston-Salem, NC

                                                           LET'S GET STARTED.(R)
                                                                 [WACHOVIA LOGO]
--------------------------------------------------------------------------------
   If you have any questions regarding the merger, you may call the following hotlines 24 hours a day. Representatives will be able to assist you between
   8 a.m. - 6 p.m. EDT. Please leave a message if you call after these hours.

      Shareholder Hotline: 866-883-0789 / Employee Hotline: 866-405-5305 /
            MacKenzie Partners (our proxy solicitor): 800-322-2885.

--------------------------------------------------------------------------------
In connection with the proposed merger of First Union and Wachovia, First Union filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus. Stockholders are urged to read the definitive joint proxy statement/prospectus with respect to the merger between First Union and Wachovia when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information about the participants in the proxy solicitation is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001, Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001 and the joint proxy statement/prospectus regarding the proposed merger. The information presented above may contain forward looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING LETTER WAS MAILED TO FIRST UNION SHAREHOLDERS OF RECORD ALONG WITH THEIR DIVIDEND

First Union Corporation                                     G. Kennedy Thompson
One First Union Center                                  Chairman, President and
301 South College Street                                Chief Executive Officer
Charlotte, North Carolina 28288-0005


[FIRST UNION(R) LOGO]


June 13, 2001

Dear fellow First Union shareholder:

You may have already heard about the proposed merger of Wachovia and First Union. I wanted to let you know that in the next few weeks you will be receiving proxy materials about the merger. The board of directors and I strongly encourage you to vote "yes" as soon as you receive our proxy materials in the mail. Your vote is very important to us. Failure to return your vote will count as a "no" vote.

I also would like to tell you directly why we believe this merger will create a better, stronger company. In this merger, Wachovia and First Union each brings distinctive, complementary strengths. First Union has invested heavily in technology and a wide range of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term relationships. By blending these strengths, we believe the new Wachovia will provide an excellent platform for delivering superior long-term performance.

Together, we have the opportunity to achieve unusually attractive growth in future years. For shareholders, we believe the upside benefits will be substantial, with immediate cash earnings accretion and the potential for expansion in our price to earnings multiple -- and therefore potential for a higher stock price.

Here's what we intend to achieve in this partnership.

First, we will become the No. 1 Retail Bank on the East Coast in number of branches, deposits and choice. We plan to offer better service for our combined 19 million customers with expanded investment opportunities for clients, more financial products and services for families, and significant capital for commercial enterprises and corporate customers.

Second, we will deliver greater opportunities for our employees to grow and excel.

Third and above all, we intend for our shareholders to benefit from the enhanced opportunities that this merger affords for creating greater financial strength, stability and value.

The name of the merged organization will be Wachovia -- a name familiar in American financial services since 1879. It is a distinctive name with exciting possibilities for branding opportunities.

From a management and operational perspective, we believe both First Union and Wachovia are well prepared for seamless merger integration for our customers and clients, communities and employees. First Union's restructuring, announced in June of 2000, is complete. The company sold its credit card portfolio, mortgage servicing business, and other businesses that had limited prospects for growth or were not aligned with its strategic direction.


                                     (over)

The new strategic plan focused your company more intensely on improving customer service and growing our three core businesses -- the General Bank, Capital Management Group and Capital Markets Group. We believe our stock price performance this year -- up more than 19 percent as I write this letter (No. 2 among the 20 largest banks in the nation) -- indicates that investors like what they see. In our opinion, the merger with Wachovia will accelerate the momentum that we have already established.

One of the most frequently asked questions we've received from shareholders is when First Union will begin increasing the dividend again. We believe that one of the compelling advantages of the merger is that your new company should be able to increase its earnings more quickly than on its own. As the pool of earnings from which dividends are paid increases, so will your dividend because our goal is to pay out 30 to 35 percent of earnings every year.

With total assets of approximately $329 billion (fourth largest in the nation) and market capitalization of $45 billion (each based on most current pro forma data), we believe this new company will symbolize financial strength, stability and dependability for our shareholders, customers, employees and communities.

We invite you, as a shareholder of First Union, to benefit from the strength of the new merged organization. We look forward to continuing to serve you, and we think you will be pleased as the benefits of this proposed merger become apparent in coming months. We would particularly like to note that we believe this merger is structured to build value for both First Union and Wachovia shareholders and will be immediately additive, not dilutive, to cash earnings.

The proxy materials that will be mailed to you soon will provide additional details about the financial aspects of this transaction. Thank you for your support and for voting "yes" for this transaction when you receive your proxy materials.

Sincerely,

/s/ G. Kennedy Thompson
G. Kennedy Thompson


First Union has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Information regarding the director and officer participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the proxy materials filed with the SEC by First Union on March 13, 2001, and by Wachovia on March 19, 2001. Additional information regarding the interests of participants in the proxy solicitation may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus when it becomes available. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.